[Cerus Corporation Letterhead]

August 26, 2009

VIA EDGAR AND FACSIMILE

Mr. Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549

Re:	Cerus Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the quarter ended June 30, 2009
Filed August 10, 2009
File No. 000-21937

Dear Mr. Buchmiller:

On behalf of Cerus Corporation (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated August 13, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 13, 2009 (the “Form 10-K”), and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 10, 2009 (the “Form 10-Q”). We note that the Comment Letter was received in response to our previous letters that we submitted on June 5, 2009, July 15, 2009, July 31, 2009, August 6, 2009 and August 10, 2009 in response to the Staff’s comment letters dated May 21, 2009, June 30, 2009, July 17, 2009 and August 7, 2009, respectively (the “Staff’s Prior Letters”), and telephone conversations between you and our counsel on August 4, 2009. The text of the Staff’s comments in the Comment Letter has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2008

1.	We have reviewed your response to comment 1 in your letter dated August 10, 2009. First, with respect to your belief that the average investor does not have the level of scientific training or background that would make a more detailed disclosure of the technical aspects of your products meaningful in a decision to buy or sell the company’s stock, we note that registrants always have the option of conveying information that is material to making an informed investment decision to their investors in a clear, concise and understandable manner. Second, we note your acknowledgement that the company is responsible for the adequacy and accuracy of the disclosure in the filing and your representation in the first sentence of your response stating that you will revise your future filings to include greater detail as to how your product works. Although we do not necessarily agree with the conclusions in your response, we do not anticipate commenting further on these issues at this time.

Response:

The Company notes the Staff’s response.

2.	We note from Dr. Larry Corash’s presentation during your webcast of your 2009 second quarter results that the data you have collected to date with respect to platelet and plasma transfusions shows no reports of transfusion transmission of any pathogens for which you claim to inactivate. Please tell us, if that data has shown any transfusion transmissions of any pathogens whether you claim to inactivate those pathogens or not.

Response:

The Company has an active hemovigilance program and also receives data from hemovigilance programs conducted by its customers. As stated in Dr. Corash’s presentation, with respect to INTERCEPT-treated platelet and plasma products, the Company has not received any reports of transfusion transmission of any pathogens that the Company claims to inactivate. With respect to the Staff’s question about reports of transfusion transmission of pathogens that the Company does not claim to inactivate, the Company does not believe that such information is relevant to the Company’s disclosures. The Company respectfully submits, however, that it has received a report on a patient who developed hepatitis A after receiving a transfusion of platelets that had been treated with INTERCEPT Blood System. As the Company has previously advised the Staff, the Company does not claim to inactivate HAV, which is the virus that causes hepatitis A. The Company has not confirmed whether this instance occurred as a result of the platelet transfusion. The Company has been communicating with the blood center to attempt to determine whether the infection was transmitted by the transfused platelet product or was contracted independently of the transfusion. Other than that possible case, the Company has not received any reports of transmission of pathogens arising from transfusion of blood products treated with the INTERCEPT Blood System.

Form 10-Q for the period ended June 30, 2009

3.	We note that your disclosure on page 18 in Note 13 to your financial statements now identifies your significant customers. Now that your significant customers have been identified, it appears from your disclosure on page 31 that you have contracts with some of those significant customers, including the Establishment Francais du Sang. Please file as exhibits to your filing any agreements with any of the significant customers identified on page 18 upon which you arc substantially dependent, or provide us with a detailed legal analysis explaining your basis for not filing those agreements. Refer to Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comments, the Company respectfully submits that its agreements with its significant customers identified on page 18 in Note 13 of the Company’s financial statements in the Form 10-Q, most of which are distributors of the Company’s products, are not required to be filed as exhibits under Item 601(b)(10) of Regulation S-K. Pursuant to subsection (ii) of Regulation S-K Item 601(b)(10), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.” The rule provides examples of substantial dependence, including “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials….” Although a limited number of customers have to date generated a substantial portion of the Company’s revenues, the Company does not enter into contracts with these customers upon which the Company is substantially dependent within the meaning of Item 601(b)(10)(ii)(B) for the reasons set forth below.

The contractual arrangements between the Company and its distributors, such as Movaco, S.A., Grifols Italia, S.A. and Delrus Inc., are made in the ordinary course of business and are of the type ordinarily accompanying the kind of business conducted by the Company (i.e., commercializing the INTERCEPT Blood System). Further, the Company’s business is not “substantially dependent” upon its contracts with its distributors in part because such contracts do not obligate the Company’s distributors to order, purchase or distribute any fixed or minimum quantities of the Company’s products, beyond initial minimum purchase commitments that are required upon execution of the contract with each distributor. As such, the Company cannot rely on a minimum number of products that any of its distributors will purchase in the future or whether any one distributor will remain among the Company’s largest contributors of product revenue. In short, the Company’s agreements with its distributors do not obligate the Company to sell a major part of its products to these distributors and, apart from initial minimum purchase commitments, do not obligate the distributor (individually or collectively) to purchase a major (or even any) part of its products. Furthermore, if a contract with one of the Company’s distributors were terminated, the Company could locate an alternative distributor to sell its products, which the Company believes that it could do on commercially reasonable terms, or opt to sell its products directly to customers in the applicable region. For the foregoing reasons, the Company has concluded that the agreements with its product distributors are not required to be filed as exhibits under Item 601(b)(10)(ii)(B) of Regulation S-K.

With respect to the reference to product revenue generated from Fenwal, Inc. (“Fenwal”), the Company respectfully submits that such product revenue was generated by a one-time purchase made by Fenwal of certain quantities of the Company’s products. While this purchase was made pursuant to a written agreement, the Company does not have a long-term purchase agreement with Fenwal and the Company does not currently expect to make any significant sales of its products to Fenwal in the future. For these reasons, the Company is not substantially dependent on its contract with Fenwal and such contract is therefore not required to be filed as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

With respect to the Company’s contractual arrangement with its direct customer, the Establishment Francais du Sang (“EFS”), the Company respectfully submits that such contract was made in the ordinary course of business, is of the type ordinarily accompanying the kind of business conducted by the Company, and is not a contract on which the Company’s business is “substantially dependent.” While the terms of the Company’s supply contract with EFS obligate EFS to place minimum orders of the Company’s products, the size and scope of such minimum purchases are not of the magnitude that would constitute the sale of “the major part” of the Company’s products. Accordingly, the amount of product revenue that the Company expects to receive pursuant to minimum purchase requirements during the term of its agreement with EFS is not in an amount that would make the Company substantially dependent on such contract, which is the prerequisite for such agreement to be deemed a “material contract” that is required to be filed as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K. For the foregoing reasons, the Company has concluded that its agreement with EFS is not required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K.

In addition to the statutory analysis under Item 601(b)(10) of Regulation S-K, the Company also respectfully submits that, for the reasons stated above, filing these agreements would not provide additional material information relevant to an investor’s investment decision with respect to the Company’s securities.

Finally, the Company acknowledges its obligation to review contracts with its customers to determine if there are any that exist that may need to be filed in future filings as exhibits to the extent that they are required to be filed by Item 601(b)(10)(ii)(B) of Regulation S-K.

4.	We understand from your counsel that as part of the due diligence process being conducted in connection with your anticipated shelf take-down offering that you have made the underwriters’/placement agent’s counsel aware of the pending SEC review of your filings and provided such counsel with our comment letters and your response letters. Please provide us with your analysis as to how those actions comply with Regulation FD.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that neither the disclosure to the investment banking firm proposing to act as the placement agent in connection with a potential registered offering (the “Proposed Placement Agent”) and its counsel, nor the Company’s act of providing to the Proposed Placement Agent and its counsel, copies of the Staff’s Prior Letters and the Company’s response letters thereto violated the provisions of Regulation FD. Regulation FD applies only to the selective disclosure by issuers of material non-public information to certain enumerated persons (and legal counsel is not such an enumerated person), and even assuming that the existence of a pending Staff review or the contents of the Staff’s Prior Letters and the Company’s response letters thereto constitute material non-public information (a conclusion that the Company does not concede), the general rule regarding selective disclosure under Rule 100(a) does not apply by virtue of Rule 100(b)(2). As set forth in the Regulation FD adopting release (Release No. 33-7881), “Rule 100(b)(2) sets out four exclusions from coverage. The first, as proposed, is for communications made to a person who owes the issuer a duty of trust or confidence — i.e., a “temporary insider” — such as an attorney, investment banker, or accountant. The second exclusion is for communications made to any person who expressly agrees to maintain the information in confidence. Any misuse of the information for trading by the persons in these two exclusions would thus be covered under either the “temporary insider” or the misappropriation theory of insider trading. This approach recognizes that issuers and their officials may properly share material nonpublic information with outsiders, for legitimate business purposes, when the outsiders are subject to duties of confidentiality” (emphases added). As stated above, the Company has engaged a nationally recognized investment banking firm to act as the Proposed Placement Agent to which its counsel owes a duty of confidentiality, and moreover, such Proposed Placement Agent has expressly agreed in writing to keep confidential, and to cause its employees, agents and representatives (which would include its counsel) to keep confidential, all material non-public information provided to it by the Company. For these reasons, the Company has not violated the provisions of Regulation FD.

* * * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (925) 288-6116 or Kevin Green at (925) 288-6138, if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Howard G. Ervin
Howard G. Ervin
Vice President, Legal Affairs
Cerus Corporation

cc:	Kevin D. Green, Vice President, Finance and Chief Accounting Officer, Cerus Corporation Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP